

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via Secure Email

Peter Flint
Chief Executive Officer
Trulia, Inc.
116 New Montgomery Street, Suite 300
San Francisco, California 94105

> **Re:** **Trulia, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 31, 2012**
> **CIK No. 1349454**

Dear Mr. Flint:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

2. Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Overview, page 1

3.   Please provide supplemental, qualitative, or quantitative support for your statement on page 2, and elsewhere, that you are a "leading" mobile platform for the home search process.

4.   On page 2 and elsewhere you refer to your surveys. Please provide us with more information about these surveys, such as when were the surveys conducted, whether they were conducted by a third party, and the relevant sample sizes.

The Trulia Marketplace, page 3

5.   The Borrell Associates report on page 3 is from May 2011 and includes projections for 2011. In addition, the Bureau of Labor Statistics Consumer Expenditure survey referenced on page 4 is for 2010. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

Our Strengths, page 4

6.   Please concisely explain your statement that you are monetizing your mobile products at a higher rate than your web products.

The Offering, page 7

7.   We note that you plan to effectuate a stock split prior to effectiveness. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. Refer to SAB Topic 4C.

Key Business Metrics, page 11

8.   Please disclose that the number of monthly unique visitors also includes mobile monthly unique visitors and may count a user as a unique visitor multiple times if they access Trulia through different devices, i.e., a user accessing Trulia through their work computer, home computer, mobile phone, and tablet could be counted as a unique visitor four times. Please make a similar revision to your discussion of "Key Business Metrics" on page 44.

Risk Factors, page 13

General, page

9.   Please add a risk factor addressing the risks associated with your concentration of ownership. See Item 503(c) of Regulation S-K. In addition, address the concentration in The Offering Summary on page 7.

"If real estate professionals do not continue to subscribe to our products…," page 14

10. You state that most real estate professionals subscribe for periods shorter than 12 months. Please disclose the average subscription period, and discuss the renewal rate. See Item 503(c) of Regulation S-K.

"If advertisers reduce or end their advertising spending with us…," page 14

11. Your media revenue did not grow from the first quarter of 2011 to the first quarter of 2012, declined from the fourth quarter of 2011 to the first quarter of 2012, and was mostly flat for the last three quarters of 2011. Please discuss. See Item 503(c) of Regulation S-K. Also address this in MD&A.

"If we cannot obtain comprehensive and accurate real estate listing information…," page 15

12. You state that you currently depend on a listing aggregator to provide you with a substantial portion of the unique listings in your database. It does not appear that you plan to file your agreement with any aggregator as an exhibit. Please explain to us how you determined that this agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreement as an exhibit and revise the Business section to discuss the material terms of the agreement, including the duration.

"If use of our mobile products does not continue to grow…," page 15

13. Please briefly explain how you currently monetize mobile products. See Item 503(c) of Regulation S-K. For example, it appears that you display ads from real estate agents and real estate agents can pay to promote their listings in search results, but you do not display ads from other real estate advertisers, such as home improvement companies and mortgage lenders.

"Our recent revenue growth rates may not be indicative…," page 16

14. Please discuss your slowing revenue growth rates. See Item 503(c) of Regulation S-K.

"If our users do not continue to contribute content or their contributions…," page 19

15.   Please address how the utility of your "new contributions to user-generated content" metric is impacted by the factors addressed in this risk factor. See Item 503(c) of Regulation S-K.

"Our growth depends in part on our relationship with third parties…," page 19

16.   You state that your growth depends on your relationship with various third parties that provide you with information that you use to provide users with insights that go beyond listings. It does not appear that you plan to file any agreements with such third parties as exhibits. Please explain to us how you determined that any such agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file any such agreement as an exhibit and revise the Business section to discuss the material terms of the agreement, including the duration.

"We rely on a small number of advertisers for a substantial portion of our display…," page 20

17.   You state that you rely on a small number of advertisers for a substantial portion of your display advertising. Please disclose what constitutes a "substantial" portion of your display advertising revenue. See Item 503(c) of Regulation S-K.

"Our business may be adversely affected if we encounter difficulties…," page 24

18.   Please concisely explain the purpose of an enterprise resource planning system.

"Complying with the laws and regulations affecting public companies will increase…," page 25

19.   Please revise the second paragraph to disclose that as an emerging growth company, you are exempt from the audit of internal controls under Section 404 of the Sarbanes-Oxley Act, until you lose emerging growth company status.

"We have pledged substantially all of our assets to secure indebtedness…," page 26

20.   Please discuss any material covenant restrictions in your loan and security agreement with Hercules Technology Growth Capital. In addition, disclose that you received a waiver in May 2012 for not complying with the reporting covenant. See Item 503(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

21.   Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

22.   We note from your disclosures on page 46 that subscriptions accounted for 32%, 47%, 58% and 71% of total revenues in 2009, 2010, 2011 and the three months ended March 31, 2012. We further note from your disclosures that advertising revenues accounted for 68%, 53%, 42% and 29% of total revenues in 2009, 2010, 2011 and the three months ended March 31, 2012. Please revise your disclosures to discuss any known trends or uncertainties with respect to your subscriptions and advertising revenues. Qualitative disclosure and analysis with respect to changes in the proportion of subscription and advertising revenues in relation to total revenues seems to be important and material information necessary to understanding your results of operations. See Item 303(a)(3)(ii) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Key Business Metrics, page 44

23.   Please discuss trends in your key business metrics and any related material impacts on your business. For example, mobile monthly unique visitors are increasing at a significantly greater rate than monthly unique visitors. In addition, the growth rates of new contributions, total subscribers, and average monthly revenue per subscriber all appear to be slowing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

24.   Please tell us how you considered disclosing the number of unique visitors accessing your products from computers during a month, or any related trends. For example, is there a shift towards using your product on mobile devices, where there is less space for display advertisements?

25.   Please disclose and discuss renewal rates for subscription products during the periods presented. See Item 303 of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

26.   Please provide a more detailed explanation of how you monetize advertising. For example, tell us how you considered including quantitative disclosure regarding the overall number of ads shown, number of advertisers, average price per ad, reserve price, revenue per advertiser, and trends in display advertising for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Components of Statements of Operations

Revenue, page 45

27.   We note that you launched Trulia Mobile Ads in May 2012. Please clarify whether
        revenues from Trulia Mobile Ads will be included in marketplace revenue or media
        revenue.

28.   Please tell us what consideration you gave to disclosing the amount of media advertising
        revenues recognized on a cost-per-impression and cost-per-click basis for each period
        presented. Explain whether you consider measurements based on the number of
        impressions available for sale and cost per thousand (CPM basis) and cost per click (CPC
        basis) to be key indicators of your operating performance. Describe any known trends or
        uncertainties that have had or you expect to have a material impact on your advertising
        revenues. For guidance, refer to Section III.B of SEC Release No. 33-8350.

Results of Operations, page 47

29.   There are several instances where two or more sources of a material change have been
        identified, but the dollar amounts and proportionate contribution for each source that
        contributed to the change are not disclosed. For instance, your disclosures on page 51
        indicate that marketplace revenues increased in fiscal 2011 primarily as a result of an
        increase in the number of paying subscribers and the average monthly revenue per
        subscriber. Please quantify each source that contributed to a material change. In
        addition, tell us how you considered providing qualitative and quantitative disclosures
        that explain the increase in marketplace revenues attributable to new subscriptions and
        renewals of existing subscriptions. See Item 303(a)(iii) of Regulation S-K and for
        guidance, refer to Section III.B of SEC Release No. 33-8350.

Comparison of the Three Months Ended March 31, 2011 and 2012

Revenue, page 48

30.   Please provide more detailed disclosure regarding the extent that your increase in
        marketplace revenue is attributable to the increase in subscribers versus an increase in
        prices. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of
        the years ended 2009, 2010, and 2011. See Item 303(a)(3)(iii) of Regulation S-K.

31.   Please provide more detailed disclosure regarding the extent that the number of
        impressions available for sale, and increase in overall advertiser demand for display
        advertising inventory individually impacted your increases in revenues. See Item 303(b)
        of Regulation S-K. Make a similar revision to your discussion of the years ended 2009,
        2010, and 2011. See Item 303(a) of Regulation S-K.

32.   You attribute the increase in media revenue to an increase in monthly unique visitors. Please explain why a 72% increase in monthly unique visitors yielded a 6% increase in media revenue. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a) of Regulation S-K.

33.   Marketplace revenue has been growing at a much greater rate than media revenue, and now accounts for the majority of your revenue. Please discuss this trend. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a) of Regulation S-K.

Quarterly Trends, page 56

34.   Please provide a more detailed discussion of your recent quarterly trends in media revenue.

Liquidity and Capital Resources, page 57

35.   Please discuss the revenue and expense targets that will extend availability under your credit facility to December 31, 2012. In addition, please tell us whether you expect to meet these targets and update your disclosure when such information becomes available.

36.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please revise your disclosures to focus on the primary drivers of, and other material factors necessary to, an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flows. Also, tell us your consideration of disclosing the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. For guidance, refer to Section IV.B of SEC Release No. 33-8350.

Contractual Obligations and Other Commitments, page 60

37.   Please tell us what consideration you gave to the inclusion of your unrecognized tax benefits in your table of contractual obligations. For guidance, refer to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Critical Accounting Policies and Estimates, page 61

38.   Please revise your critical accounting policies to describe the significant estimates and assumptions that management considers in testing goodwill and long-lived assets for impairment. For guidance, refer to Section V of SEC Release No. 33-8350.

Stock-Based Compensation, page 62

39.   On page 64, you state that for valuations for the current fiscal year, you have used both the income approach and market approach, with the respective values weighted appropriately. Please tell us why you changed your approach to weighting these valuations and its impact on your valuations.

40.   Please provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. For instance, your disclosures should explain more clearly the reasons for the changes in the discount rate applied to your cash flows and the non-marketability discount. In addition, you should indicate whether any of the assumption changes, such as changes in the forecast of discounted cash flows, the discount rate and non-marketability discount, and weightings between valuation methods, had a significant impact on your fair value determination at each respective valuation date.

41.   Please clarify how your valuations were impacted as a result of being prepared on a minority, non-marketable basis assuming your business was in the expansion stage of development. That is, clarify how you define each stage of development and expand your disclosure to better describe its impact on your valuations.

42.   Please disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies for your common stock valuations whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates. In addition, please explain in greater detail how you apply market multiples of comparable peer companies in your industry or similar lines of business.

43.   When you know your estimated IPO price and include it in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

44.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Business

The Trulia Marketplace, page 74

45.   Parts of this section and the immediately following "Our Strengths" section are
        redundant, and it appears that you could combine both sections. In addition, in this
        section you include several unsupported beliefs such as: you provide real estate
        professionals the ability to connect with "transaction-ready" consumers, "large portion of
        consumers using Trulia do not use other real estate websites," your consumers are
        "highly engaged" with your marketplace, and your subscription products deliver "a high
        return on investment" to real estate professionals. You provide support for these beliefs
        in the "Our Strengths" section. Please revise.

Key benefits for advertisers, page 75

46.   Please provide support for your statement that your audience composition is "highly
        attractive" to consumer brand advertisers.

47.   Please discuss whether there are any differences in display advertising on desktop
        computers and mobile devices. For example, it appears that you do not currently display
        ads on your mobile devices other than from real estate agents.

Our Strengths

We deliver the "inside scoop," page 75

48.   Please provide support for your statement that you have an "industry-leading"
        marketplace, or revise to state that it is your belief.

Large, differentiated transaction-ready audience, page 76

49.   You state that based on data from comScore, a "significant" potion of your visitors do not
        visit your primary competitors' websites. Please disclose what constitutes a significant
        portion of your visitors and the identity of the referenced competitors.

Strong mobile monetization, page 76

50.   Please explain what you mean by your statements that you have strong mobile
        monetization and are monetizing your mobile products at a higher rate than web products.

Our Strategy

Increase revenue, page 77

51.   Please explain how you plan to grow your advertising business.

Our Products for Advertisers, page 82

52.   Please discuss whether your media advertisements are currently displayed on mobile
        devices.

Facilities, page 86

53.   Please discuss the material terms of your colocation agreement.

Executive Compensation

Compensation Discussion and Analysis, page 94

54.   We recognize that emerging growth companies are not required to provide disclosure
        pursuant to Item 402(b) of Regulation S-K. To the extent that you do not otherwise
        revise your disclosure in this section, please change the caption or otherwise make it clear
        to investors that you have not provided information completely responsive to Item 402(b)
        of Regulation S-K. Alternatively, if you choose to continue to refer to this section as
        "Compensation Discussion and Analysis," please make the following revisions in
        accordance with Item 402(b) of Regulation S-K:

        - On page 97, discuss the formula used to calculate award amounts;
        - On page 98, identify the categories of financial thresholds that were not met in 2011.
          For example, were the financial thresholds revenue targets? Make a similar revision
          to your discussion of the rollover bonus opportunity on page 99;
        - On page 98, link your discussion of the corporate and individual achievements
          considered by the compensation committee in evaluating Messrs. Levine and Farnedi
          to the committee's determination of their respective achievement levels; and
        - On page 98, discuss the "other objectives" that Mr. Levine achieved.

Related Party Transactions

Investor Rights Agreement, page 114

55.   Please disclose the identity of the related parties that are party to the investor rights
        agreement. See Item 404(a)(6) of Regulation S-K.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

56.   Please clarify the nature of the deliverables included in your multiple-element arrangements. In this regard, explain whether you include subscription-based revenue arrangements as part of your multiple-element arrangements. In addition, describe in greater detail the nature of your arrangements with customers to sell advertising packages that include media placements or ad services that are delivered at the same time, or within a close proximity of one another.

57.   Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors including, the prices you charges for similar offerings, market conditions, the competitive landscape and pricing practices. Explain any other factors you consider in determining the BESP for deliverables in your multiple element arrangements. In addition, provide similar disclosures within your critical accounting policy to discuss significant estimates and assumptions utilized in allocating and recognizing your revenues.

58.   Please disclose your accounting policy for multiple-element arrangements prior to January 1, 2011.

Restricted Cash, page F-11

59.   Please revise your disclosures to clarify the nature of your restricted cash as of December 31, 2010.

Product Development Costs, page F-12

60.   Please clarify the nature of your capitalized product development costs. Describe how you account for web-site development costs and costs incurred to develop your mobile platform. Quantify the amount of costs capitalized in connection with your web-site development and mobile platform. Tell us the period over which you amortize the web-site and mobile platform development costs. In addition, explain how you account for purchases and license of data and content from third-parties.

Note 5. Movity, Inc. Acquisition, page F-17

61.   Please provide your significance test for the Movity, Inc. acquisition. See Rule 3-05 of Regulation S-X.

Note 7. Commitments and Contingencies, page F-20

62.   Please revise your disclosures to include your policy on loss contingencies. Refer to ASC 450-20-50.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure

e-mail system we describe on our website at
http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual − Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director